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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004

                       Commission File Number: 333-109343

                            PARAMOUNT RESOURCES LTD.
                 (Translation of registrant's name into English)


                               888-3rd Street S.W.
                          Bankers Hall West, Suite 4700
                            Calgary, Alberta T2P 5C5
                                     Canada
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F       Form 40-F   X
                                     -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                            -----

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                TABLE OF CONTENTS

The following exhibit is filed as part of this Form 6-K

     Exhibit 99.1   News release dated June 30, 2004, referred to as:

                    "PARAMOUNT RESOURCES LTD. COMPLETES ACQUISITION OF OIL AND GAS PROPERTIES"

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 1, 2004


                                                PARAMOUNT RESOURCES LTD.
                                                   (Registrant)

                                                By: /s/ Bernard K. Lee
                                                   -----------------------------
                                                Name:   Bernard K. Lee
                                                Title:  Chief Financial Officer

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                                  EXHIBIT INDEX

EXHIBIT NO.

     99.1.     News release dated June 30, 2004, referred to as:

               "PARAMOUNT RESOURCES LTD. COMPLETES ACQUISITION OF OIL AND GAS PROPERTIES"